KARA INTERNATIONAL, INC.
                             55 WEST 200 NORTH
                             PROVO, UTAH 84601

                         (801) 377-1758 (Business)

February 17, 1998

Dear Shareholder:

     Kara International, Inc. announced today that it is continuing negotiations whereby it is contemplated that International Heritage, Inc. ("IHI"), a North Carolina corporation, will become a wholly-owned subsidiary of the Company, despite the expiration of the Letter of Intent between the parties.

     Enclosed please find a copy of the IHI's Proxy Statement which will not only give you information concerning the Company (the Company's 10-KSB Annual Report for the fiscal year ended December 31, 1997 is attached thereto in Exhibit A), but will also further explain the proposed acquisition (a brief description of the proposed reorganization is included under the caption "Agreement and Plan of Reorganization" on page 6 therein and a description of the business of IHI is included in Exhibit B).

     IHI forwarded certain information to its stockholders concerning the Company's proposal on February 17, 1998, together with questionnaires required by the Company to determine the number of stockholders of IHI who are "accredited investors." This information must be reviewed prior to determining which stockholders of IHI the Company will contact respecting its planned proposal to exchange three "unregistered" and "restricted" shares of its common voting stock for each outstanding share of common stock of IHI, and the exchange of like options of the Company for certain outstanding options to acquire shares of common stock of IHI on a one for one basis.

     The Board of Directors of IHI has tentatively approved the proposal, subject to the execution of a definitive agreement, and the delivery (following a review of the questionnaires) and acceptance of the intended proposal of the Company to "accredited investors" of IHI owning not less that 80 percent of the outstanding common stock of IHI.

Sincerely yours,

KARA INTERNATIONAL, INC.

By:/s/David N. Nemelka
David N. Nemelka, President